SOPHiA GENETICS Reports Fourth Quarter and Full Year 2025 Results
BOSTON, United States and ROLLE, Switzerland, March 3, 2026 — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in AI-driven precision medicine, today reported financial results for the fourth quarter and fiscal year ended December 31, 2025.
Fourth Quarter 2025 Financial Results
•Revenue was $21.7 million, up 22% year-over-year
•Gross margin was 67.7% on a reported basis and 73.9% on an adjusted basis, compared to 68.2% reported and 74.2% adjusted in the prior year period
•IFRS net loss was $19.2 million, an increase of 27% year-over-year; Adjusted EBITDA loss was $9.9 million, an increase of 9% year-over-year
Full Year 2025 Financial Results
•Revenue was $77.3 million, up 19% year-over-year
•Gross margin was 67.4% on a reported basis and 74.2% on an adjusted basis, compared to 67.4% reported and 72.8% adjusted in the prior year period
•IFRS net loss was $79.0 million, an increase of 26% year-over-year; Adjusted EBITDA loss was $41.5 million, an increase of 3% year-over-year

“We finished 2025 strong, with Q4 revenue growing 22% and full-year revenue increasing 19% year-over-year, as our growth momentum continues to accelerate,” said Jurgi Camblong, Chief Executive Officer and co-founder of SOPHiA GENETICS. “We also continued to demonstrate the scalability of our AI-native precision medicine platform, SOPHiA DDMTM, as adjusted gross margin expanded 140 basis points year-over-year to 74.2% in 2025, even as total terabytes processed by the Platform increased 40% in the same period.”

Camblong added, “Exceptional new business momentum, including the recent signing of two major integrated health systems in the U.S., which are expected to add 60,000 analyses annually, as well as a record 124 new customers signed in 2025, positions us well for 2026 and beyond. Looking ahead, we expect our primary growth drivers for 2026 to be continued execution in the U.S. market, expansion of our Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, and renewed momentum in our BioPharma business. We also expect operating leverage to become more pronounced in 2026 as the team and the Platform are now well-positioned to scale with future growth.”
Business Highlights
Expanding usage of SOPHiA DDMTM with existing customers
•Performed a record 391,000+ analyses in FY 2025, including over 105,000 analyses in Q4 2025
•Reached 528 core genomics customers as of December 31, 2025, up from 472 customers at the end of 2024
•Expanded our footprint with existing customers as Net Dollar Retention increased to 115% in 2025, up from 104% in 2024 as customer churn continued to fall
•Delivered 45% year-over-year analysis growth in North America in Q4 2025 and 32% in Asia Pacific

Landing new SOPHiA DDMTM customers to fuel future growth
•Signed a record 124 new core genomic customers in FY 2025 which will ramp up usage over the next twelve months, up from 92 new customers signed in FY 2024
•Continued to demonstrate our ability to win larger accounts as the average contract value of new signings was up approximately 120% year-over-year in 2025
•Signed 30 new customers in Q4 2025, including NYU Langone Health in the United States, AZ Delta system in Belgium, the Human Genome & Stem Cell Research Center in Brazil, and Tyrolpath, one of Austria’s largest pathology labs

Continued strong business growth in the U.S. market
•Achieved 50% year-over-year U.S. analysis volume growth in Q4 and 27% growth for FY 2025

•Signed two of the largest integrated healthcare systems in the U.S. which have committed to using SOPHiA DDMTM to analyze approximately 60,000 patients annually across the West Coast and Midwest; The accounts are expected to ramp up in the second half of 2026
•Announced a strategic collaboration with leading U.S. cancer center MD Anderson in Texas to co-develop advanced multimodal oncology testing solutions and accelerate data-driven medicine research
•Expanded our footprint with existing customers such as Vanderbilt University School of Medicine in Nashville, Memorial Healthcare System in South Florida, and the Icahn School of Medicine at Mount Sinai in New York City, each of which are adopting additional applications

Accelerating growth with new applications
•Performed over 7,500 Liquid Biopsy analyses in FY 2025 as customers implement the application and begin to ramp usage
•Signed over 70 customers to the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM since its launch, including recent new signings such as the National Institute of Genomic Medicine in Mexico City, the Royal Infirmary of Edinburgh in Scotland, and Vitalité Health Network in Canada
•Signed a total of 21 customers to the new Solid Tumor applications MSK-IMPACT® and MSK-IMPACT® Flex powered with SOPHiA DDMTM

Leveraging SOPHiA DDMTM to deliver value to BioPharma partners
•Recently signed four contracts with distinct BioPharma partners, reinforcing SOPHiA GENETICS as a trusted leader in AI-driven insights and providing support for 2026 growth
•Recently agreed to a global commercial agreement with a new top 5 global pharmaceutical company specializing in oncology
•Continued building on our partnership with Myriad Genetics in the U.S. and A.D.A.M. Innovations in Japan to develop MSK-ACCESS® powered with SOPHiA DDMTM into a regulated, global companion diagnostic (CDx) assay, as interest builds amongst BioPharma for this unique, differentiated offering

Growing sustainably by maintaining an obsession with operational excellence
•Achieved a 74.2% adjusted gross margin in FY 2025, up 140 basis points year-over-year by continuing to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Raised $15.5 million in net proceeds from the company’s At-The-Market (ATM) sales program, including $1.1 million raised in Q4 2025 and $14.4 million raised in Q1 2026, executed at a weighted-average price of $5.12 per share; We also expanded our credit facility in January, increasing total available liquidity by $25 million
•The Company reaffirms commitment to profitable growth and expects to approach adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027
2026 Financial Outlook
Based on information as of today, SOPHiA GENETICS is reaffirming the following guidance:
•Full-year revenue between $92 million and $94 million, representing approximately 20% to 22% year-over-year growth compared to FY 2025
•Adjusted EBITDA loss between $29 million and $32 million, compared to $41.5 million in FY 2025

Earnings Call and Webcast Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the fourth quarter and full year 2026 results on Tuesday, March 3, 2026, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.
Non-IFRS Financial Measures

Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, the non-cash portion of pensions paid in excess of actual contributions, certain transaction costs and litigation expenses that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, the non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, certain transaction costs and litigation expenses.
•Adjusted EBITDA, which the company calculates as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expenses, certain transaction costs and litigation expenses.
These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•These non-IFRS measures exclude the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods;and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Revenue	$21,707	$17,733	$77,271	$65,173
Cost of revenue	(7,015)	(5,631)	(25,194)	(21,236)
Gross profit	14,692	12,102	52,077	43,937
Research and development costs	(8,538)	(9,143)	(34,216)	(34,366)
Selling and marketing costs	(9,880)	(7,854)	(36,118)	(29,369)
General and administrative costs	(14,773)	(12,665)	(52,563)	(46,953)
Other operating (loss) income, net	(17)	116	(86)	183
Operating loss	(18,516)	(17,444)	(70,906)	(66,568)
Interest income	381	655	1,872	3,362
Interest expense	(1,673)	(681)	(4,554)	(1,913)
Fair value adjustments on warrant obligations	90	104	(497)	370
Foreign exchange (losses) gains, net	144	2,824	(3,402)	3,479
Loss before income taxes	(19,574)	(14,542)	(77,487)	(61,270)
Income tax expense	395	(616)	(1,512)	(1,223)
Loss for the period	(19,179)	(15,158)	(78,999)	(62,493)
Attributable to the owners of the parent	(19,179)	(15,158)	(78,999)	(62,493)

Basic and diluted loss per share	$(0.28)	$(0.23)	$(1.17)	$(0.95)

SOPHiA GENETICS SA
Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Loss for the period	$(19,179)	$(15,158)	$(78,999)	$(62,493)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	160	(7,530)	11,292	(9,679)
Total items that may be reclassified to statement of loss	160	(7,530)	11,292	(9,679)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	355	558	704	327
Total items that will not be reclassified to statement of loss	355	558	704	327
Other comprehensive (loss) income for the period	$515	$(6,972)	$11,996	$(9,352)
Total comprehensive loss for the period	$(18,664)	$(22,130)	$(67,003)	$(71,845)
Attributable to owners of the parent	$(18,664)	$(22,130)	$(67,003)	$(71,845)

SOPHiA GENETICS SA
Consolidated Balance Sheet
(Amounts in USD thousands)
(Unaudited)

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$70,289	$80,226
Accounts receivable	15,001	7,436
Inventory	6,351	5,868
Prepaids and other current assets	7,438	5,875
Total current assets	99,079	99,405
Non-current assets
Property and equipment	5,665	5,209
Intangible assets	35,891	28,998
Right-of-use assets	12,382	14,168
Deferred tax assets	1,831	1,767
Other non-current assets	8,183	5,762
Total non-current assets	63,952	55,904
Total assets	$163,031	$155,309
Liabilities and equity
Current liabilities
Accounts payable	$8,960	$5,220
Accrued expenses	20,736	13,217
Deferred contract revenue	16,720	5,732
Lease liabilities, current portion	2,700	2,190
Warrant obligations	1,412	444
Total current liabilities	50,528	26,803
Non-current liabilities
Borrowings	47,733	13,237
Lease liabilities, net of current portion	12,587	14,603
Defined benefit pension liabilities	4,162	3,839
Other non-current liabilities	876	337
Total non-current liabilities	65,358	32,016
Total liabilities	115,886	58,819
Equity
Share capital	4,814	4,188
Share premium	473,675	472,244
Treasury shares	(1,218)	(702)
Other reserves	89,150	61,037
Accumulated deficit	(519,276)	(440,277)
Total equity	47,145	96,490
Total liabilities and equity	$163,031	$155,309

SOPHiA GENETICS SA
Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Year ended December 31,
	2025	2024
		(As Recast)[1]
Operating activities
Loss before tax	$(77,487)	$(61,270)
Adjustments for non-monetary items
Depreciation	3,976	4,575
Amortization	5,553	4,021
Finance expense (income), net	5,127	(5,210)
Fair value adjustments on warrant obligations	497	(370)
Expected credit loss allowance increase (reversal)	57	(523)
Share-based compensation	16,205	16,488
Movements in provisions and pensions	649	1,617
Research tax credit	(977)	(726)
Working capital changes
(Increase) decrease in accounts receivable	(6,603)	5,892
Decrease (increase) in prepaids and other assets	334	(1,157)
Decrease (increase) in inventory	46	69
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	16,930	(7,385)
Cash used in operating activities	(35,693)	(43,979)
Income tax paid	(200)	(536)
Net cash flows used in operating activities	(35,893)	(44,515)
Investing activities
Purchase of property and equipment	(574)	(244)
Acquisition of intangible assets	(108)	(195)
Capitalized development costs	(7,938)	(7,737)
Purchase of equity investments held at fair value	(1,885)	—
Interest received	1,835	3,421
Net cash flow (used in) provided from investing activities	(8,670)	(4,755)
Financing activities
Proceeds from exercise of share options	346	405
Interest paid	(3,953)	(1,728)
Proceeds from borrowings, net of transaction costs	34,563	13,930
Proceeds from sale of common stock in at-the-market offering	1,093	—
Payments of principal portion of lease liabilities	(1,872)	(2,750)
Net cash flow provided from (used in) financing activities	30,177	9,857
Decrease in cash and cash equivalents	(14,386)	(39,413)
Effect of exchange differences on cash balances	4,449	(3,612)
Cash and cash equivalents at beginning of the year	80,226	123,251
Cash and cash equivalents at end of the year	$70,289	$80,226

1 Refer to Note 2 of the Company’s consolidated financial statements included in the Annual Report on Form 20-F for details on change in accounting policy.

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
IFRS loss for the period	$(19,179)	$(15,158)	$(78,999)	$(62,493)
Exclude the impact of:
Depreciation	1,027	1,136	3,976	4,575
Amortization	1,411	1,152	5,553	4,021
Interest income	(381)	(655)	(1,872)	(3,362)
Interest expense	1,673	681	4,554	1,913
Fair value adjustments on warrant obligations	(90)	(104)	497	(370)
Foreign exchange (gains) losses, net	(144)	(2,824)	3,402	(3,479)
Income tax expense (benefit)	(395)	616	1,512	1,223
Share-based compensation expense(1)(5)	3,868	5,078	16,205	16,488
Non-cash pension expense(2)	85	1,027	347	1,306
Transaction costs(6)	450	—	895	—
Litigation expenses(7)	1,825	—	2,430	—
Adjusted EBITDA	$(9,850)	$(9,051)	$(41,500)	$(40,178)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2025	2024	Growth	2025	2024	Growth
IFRS revenue	$21,707	$17,733	22%	$77,271	$65,173	19%
Current period constant currency impact	(1,119)	—		(1,983)	—
Constant currency revenue	$20,588	$17,733	16%	$75,288	$65,173	16%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2025		2024	2025	2024
Revenue	$21,707		$17,733	$77,271	$65,173
Cost of revenue	(7,015)	—	(5,631)	(25,194)	(21,236)
Gross profit	$14,692		$12,102	$52,077	$43,937
Amortization of capitalized research and development expenses(3)	1,339		1,061	5,266	3,524
Adjusted gross profit	$16,031		$13,163	$57,343	$47,461

Gross profit margin	67.7%		68.2%	67.4%	67.4%
Amortization of capitalized research and development expenses(3)	6.2%		6.0%	6.8%	5.4%
Adjusted gross profit margin	73.9%		74.2%	74.2%	72.8%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the period
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Operating loss	$(18,516)	$(17,444)	$(70,906)	$(66,568)
Amortization of capitalized research & development expenses(3)	1,339	1,061	5,266	3,524
Amortization of intangible assets(4)	72	90	287	497
Share-based compensation expense(1)(5)	3,868	5,078	16,205	16,488
Non-cash pension expense(2)	85	1,027	347	1,306
Transaction costs(6)	450	—	895	—
Litigation expenses(7)	1,825	—	2,430	—
Adjusted operating loss	$(10,877)	$(10,188)	$(45,476)	$(44,753)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(5)Share-based compensation expense does not include social charges on equity-based compensation of $(0.6) million and $(0.3) million for the three months ended December 31, 2025 and 2024, respectively, and $0.8 million and $(0.7) million for the years ended December 31, 2025 and 2024, respectively.
(6)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(7)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.